EXHIBIT 8.1

LIST OF SUBSIDIARIES

SUBSIDIARIES	JURISDICTION OF ESTABLISHMENT	NAME UNDER WHICH BUSINESS IS DONE
TIM Sul S.A.	Brazil	TIM
TIM Nordeste Telecomunicações S.A	Brazil	TIM
TIM Celular S.A.	Brazil	TIM
Maxitel S.A.	Brazil	TIM

ERNST & YOUNG	Centro Empresarial Botafogo Praia de Botafogo, 300 – 13[o] andar 22250-040 – Rio de Janeiro – RJ – Brasil	Phone: (5521) 2554-1400 Fax: (5521) 2554-1500 Homepage: www.ey.com.br